UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

06007164

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 3 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 065213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quince Hill Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Connecticut Avenue, NW Suite 801
(No. and Street)

Washington	DC	20009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas S. Foster (202) 265-4040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

500 East Pratt Street Suite 200	Baltimore	Maryland	21202-3100
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

This certificate is attached to a 2 *page document dated* Dec 31 2005 *entitled* Annual Audited Report Form X-17 A-5 Part III

ACKNOWLEDGMENT CERTIFICATE

State of Maryland
County of Montgomery

Before me, Jaclyn Ide, on this
Name of Notary Public

day personally appeared Thomas Foster,
Name of signer(s)

to be the person(s) whose name(s) is/are subscribed to the foregoing instrument and acknowledged to me that he/she/they executed the same for the purposes and consideration therein expressed.

Given under my hand and seal of office this 22nd day of February, 2006.
Year

Jaclyn Ide
Notary Public's Signature

(Seal)

Signer's Identity verified by:

- [x] *Personally known to me*
- [ ] *Identity proven on the oath* ______ Name of credible witness
- [ ] *Identity proven on the basis of* ______ Description of identity card or other document

OATH OR AFFIRMATION

I, Thomas S. Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quince Hill Partners, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Thomas S. Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quince Hill Partners, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100

Tel: (410) 783-4900
Fax: (410) 727-0460
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

To the Member
Quince Hill Partners, LLC

We have audited the accompanying statement of financial condition of Quince Hill Partners, LLC as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quince Hill Partners, LLC as of December 31, 2005, and the results of operations, the changes in member's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Baltimore, Maryland
January 10, 2006

Quince Hill Partners, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$	202,680
Prepaid expenses		5,310
		207,990
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $25,807		27,315
Total assets	$	235,305

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	969
Deferred revenue		15,000
Total current liabilities		15,969
MEMBERS' EQUITY		219,336
Total liabilities and members' equity	$	235,305

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2005

Revenue		
Commission	$	989,259
Other income		357
Total revenue		989,616
Expenses		
Professional fees		27,040
General and administrative		10,754
Insurance		8,841
Repairs and maintenance		19
Rent		26,840
Compliance fees		2,245
Licenses and permits		200
Travel and entertainment		721
Depreciation		9,768
Total expenses		86,428
Net income	$	903,188

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2005

Balance at December 31, 2004	$	60,935
Net income		903,188
Contributions		47,285
Distributions		(792,072)
Balance, December 31, 2005	$	219,336

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

Cash flows from operating activities	
Net income	$ 903,188
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	9,768
Decrease in assets	
Prepaid expenses	2,340
Increase in liabilities	
Accounts payable and accrued expenses	59
Deferred revenue	2,000
Net cash provided by operating activities	917,355
Cash flows from investing activities	
Purchase of furniture and equipment	(818)
Net cash used in investing activities	(818)
Cash flows from financing activities	
Cash contributions	47,285
Cash distributions	(792,072)
Net cash used in financing activities	(744,787)
NET INCREASE IN CASH	171,750
Cash, beginning of year	30,930
Cash, end of year	$ 202,680

See notes to financial statements

NOTE 1 - ORGANIZATION

Quince Hill Partners, LLC, a D.C. Limited Liability Company (the Company), was formed on December 18, 2001, for the purpose of providing clients with services relating to raising investment funds and for any other lawful business as the Member may from time to time determine. The services provided are for institutional customers. A limited liability company limits the liability of its Member to their investments. The Company operates its broker/dealer business on an introducing firm basis. For the year ended December 31, 2005, the broker/dealer business accounted for 99% of total revenue.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Commission Revenue

Commission revenue is recorded on an accrual basis as they are earned in accordance with specific contracts. Any commissions received in advance of the contract amount are treated as deferred revenue and classified as liabilities until earned.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight line method over lives of three to seven years. For income tax purposes, accelerated lives and methods are used.

Income Taxes

Under current provisions of the Internal Revenue Code and applicable state laws, the Company is not subject to income taxes. Rather, the results of its operations are includable in the income tax returns of its Member. Consequently, no provision for income tax expense has been included in the accompanying financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission, Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. The Company had net capital of $186,711 at December 31, 2005, which satisfies the net capital requirements. The Company's ratio of aggregate indebtedness to net capital was .09 to 1 at December 31, 2005.

NOTE 4 - LEASE OBLIGATIONS

The Company entered into a leasing arrangement to lease office space in Washington, DC on September 1, 2004. The term of the lease is three years, expiring August 2007, with a base monthly rent of $2,210. Maximum rent escalations are 5% per year. Rent expense for the year ended December 31, 2005 was $26,840.

Future minimum payments under operating leases at December 31, 2005, for the following two years are as follows:

2006	$	28,310
2007		16,979
Total	$	45,289

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in one bank. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 at the bank. As of December 31, 2005, the uninsured amount held in the bank is $104,990.

NOTE 6 - COMMISSION REVENUE

Commission revenue was earned from Rockwood Capital, Cross Atlantic Partners, Rockspring Property Managers, Inc. and Covenant Capital Group in the amounts of $833,759, $13,000, $90,000 and $52,500, respectively, for the year ended December 31, 2005.

SUPPLEMENTAL INFORMATION

Quince Hill Partners, LLC

SCHEDULE OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION

Year ended December 31, 2005

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities included in aggregate indebtedness	$	15,969
COMPUTATION OF NET CAPITAL		
Total members' equity from statement of financial condition	$	219,336
Less: Other deductions and/or charges		
Property and equipment, net of accumulated depreciation		27,315
Prepaid expenses		5,310
Net capital before haircuts on securities positions		186,711
Net capital	$	186,711
CAPITAL REQUIREMENTS		
Net capital required	$	5,000
Net capital in excess of requirements		181,711
Net capital, as shown above	$	186,711
Ratio of aggregated indebtedness to net capital		0.09 to 1

Quince Hill Partners, LLC

RECONCILIATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

Year ended December 31, 2005

RECONCILIATION WITH COMPANY'S COMPUTATION		
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$	15,969
Changes as noted during audit		
None		-
Aggregate indebtedness per schedule of computation of aggregate indebtedness and net capital	$	15,969
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$	186,711
Changes as noted during audit		
None		-
Net capital per schedule of computation of aggregate indebtedness and net capital	$	186,711

Quince Hill Partners, LLC

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

Year ended December 31, 2005

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(i) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

Quince Hill Partners, LLC

SIPC ASSESSMENT

Year ended December 31, 2005

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2005. This assessment has been paid as of December 31, 2005.

Reznick Group

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100

Tel: (410) 783-4900
Fax: (410) 727-0460
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Member
Quince Hill Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Quince Hill Partners, LLC for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment if securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Atlanta ■ Baltimore ■ Bethesda ■ Charlotte ■ Chicago ■ Sacramento ■ Tysons Corner

Reznick Group

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be a material weakness under standards established by the American Institute of Certified Public Accounts. A material weakness is a reportable condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud that would be material in relation to the financial statements may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Reznick Group, P.C.

Baltimore, Maryland
January 10, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF
THE SECRETARY

February 17, 2006

IN THE MATTER OF: Bluechip Equity Inc. 2200 Post Oak Blvd., #408 Houston, TX 77056 FILE NO.: 84-6173	ORDER GRANTING REGISTRATION PURSUANT TO SECTION 17A(c) OF THE SECURITIES EXCHANGE ACT OF 1934

Bluechip Equity Inc., hereinafter referred to as the Applicant, having made application with the Commission for registration as a transfer agent pursuant to Section 17A(c) of the Securities Exchange Act of 1934 (the "Act") on January 18, 2006; and

The Commission having found that it is necessary and appropriate in the public interest and for the protection of investors to make Applicant's application for registration as a transfer agent effective sooner than the thirtieth day after receipt of the application by the Commission, as provided in Section 17A(c) of the Act,

IT IS ORDERED, that the Applicant's registration be and hereby is granted, effective forthwith.

FOR THE COMMISSION, by the Office of Filings and Information Services, pursuant to delegated authority.

Nancy M. Morris,
Secretary